Itaúsa announces changes in its
Board of Directors and those of its subsidiaries

São Paulo, September 5 2008 – Following the guidelines set by its succession planning procedures, an important element of corporate governance best practice, Itaúsa and its subsidiaries announce changes to their Boards of Directors.  The changes reaffirm the values of ethical business conduct, transparency, good corporate governance practice, the vocation for growth and the pursuit of sustainable performance and results, with the final objective of creating value for stockholders and the community.

The changes are guided by the teachings, the values and the lessons left the Group by Olavo Setubal and which inspire all of us to continue his work.  The new Boards of Directors are headed by persons that helped Olavo Setubal and his team build Itaúsa and its subsidiaries to their present dimension and that now, once more, will make another essential contribution to building the future.

•	Itaúsa – Investimentos Itaú S.A.
José Carlos Moraes Abreu will take over as chairman of the Board of Directors. At the side of Milú Villela, vice-chair since April 2001, Paulo Setubal Neto will be appointed to the position of vice-chairman of the Board of Directors, a position that is in the process of being created, in accordance with a proposal that will be made to the next General Meeting.  Alfredo Egydio Setubal will become a Board member. Alfredo Egydio Arruda Villela Filho, board member since 1995, will take over as Chief Executive Officer.

•	Banco Itaú Holding Financeira S.A.
Carlos da Camara Pestana, president of Banco Itaú from 1990 to 1994, will become chairman of the Board of Directors of Banco Itaú Holding Financeira.  The title of honorary chairman of the Board of Directors has been given to José Carlos Moraes Abreu for the inestimable services rendered over the past five decades.
Audit Committee
Gustavo Jorge Laboissiere Loyola, already a member of the Audit Committee, will take over from Carlos da Camara Pestana as Chairman of the Committee.

•	Duratex S.A.
Vice-chairman Laerte Setubal Filho takes over as chairman of the Board of Directors of Duratex.   Alfredo Egydio Arruda Villela Filho is the new vice-chairman.  A.C. Reuter, consultant, was also appointed a member of the Board.

•	Itautec S.A.
The chairmanship of the Board of Directors of Itautec will be exercised by Paulo Setubal Neto. Board member Rodolfo Villela Marino will become vice-chairman.  Olavo Egydio Setubal Junior will be appointed to the position of vice-chairman, which is in the process of being created, in accordance with a proposal that will be made at the next General Meeting.

•	Elekeiroz S.A.
Paulo Setubal Neto, hitherto vice-chairman of the Board of Directors, will assume the chairmanship.

Executive Profiles

José Carlos Moraes Abreu
Lawyer, with a degree in law from the Largo São Francisco Law School in 1944.  He started his professional life as a company lawyer, working for Deca and Duratex.
He commenced his career in the Legal Department of Banco Itaú in 1961.  In 1966 he was appointed Executive Vice-President.  In 1978 he took over as General Manager of Banco Itaú.  In 1985 he was named President and Director-General of Banco Itaú, where he remained until 1990.  He is currently a member of the Board of Directors of Itaúsa and vice-chairman of the Board of Directors of Banco Itaú HF.
He has held the following positions:
Banco Federal de Crédito SA - Director (1961-1964);
Banco Federal Itaú SA – Managing Director (1964-1966);
Banco Federal Itaú Sul Americano SA – Executive Vice-president (1966-1969);
Banco Itaú América SA – Executive Vice-president (1969-1972);
Banco Itaú SA – Executive Vice-president (1973-1978), Director-General (1978-1984) Director President and Director-General (1985-1990), member of the Board of Directors (1978-1984); Vice-chairman of the Board of Directors (since 1985);
Member of the National Monetary Council (1975-1984);
Itaúsa – Investimentos Itaú S.A.: Member of the Board of Directors since May 2001, and
Director-General from April 1983 to April 2004;
Banco Itaú Holding Financeira S.A.: Vice-chairman of the Board of Directors since March 2003, Member of the Appointments and Remuneration Council, Member of the International Advisory Board.

Carlos da Camara Pestana
Born in Paço d’Arcos, Portugal, in 1931. Graduated in Law in 1955 at the Universidade Clássica de Lisboa. Entered the Portuguese Ministry of Overseas Affairs and was part of the Inter-Ministerial Commission that negotiated with what was then the OECE, today the OECD, Portugal’s admission into the European Free Trade Zone, later cemented with Portugal’s inclusion as a founding member of EFTA.  In 1958 he joined the Banco Português do Atlântico, headquartered in the city of Porto, where he became Co-director, Director, Co-Director-General and Director-General, successively.  In 1970 he was elected executive member of the Board of Directors of Banco Português do Atlântico,  then the largest private sector bank in Portugal, a position that he held until the nationalization of the Portuguese financial system in March 1975.  He was president of the Grêmio Nacional dos Bancos (National Banking Association, the equivalent of Brazil’s FEBRABAN) from 1972 to 1975, during which period he was also a member of Portugal’s Conselho Nacional de Crédito (National Credit Council).
In June 1975 he emigrated to Brazil, where he was invited to join Banco Itaú the following month.  In his new banking career, he was promoted to Regional Superintendent, General Manager, Technical Director, Executive Director and Executive Vice-president.
In 1990 he was elected President of the Board of Executive Officers of Banco Itaú, succeeding José Carlos Moraes Abreu, in which position he remained until 1994.  A member of the Board of Directors of Banco Itaú since 1986 and later of Banco Itaú Holding Financeira, he also chaired the Audit Committee of that institution since its creation in 2004.
In Portugal he is the Non-executive Vice-president of the Boards of Directors of Banco Itaú Europa, headquartered in Lisbon, and Banco BPI S.A., with its headquarters in the city of Porto.  The latter is now the fourth largest private sector bank in Portugal.  Banco Itaú has a 19% equity stake in Banco BPI S.A.
Between 1988 and 1992, at the invitation of the Portuguese government, he was part of the Financial System Commission, which published a white book defending the need for the Portuguese financial system to adapt to the guidelines approved for the banking and insurance sectors by the European Economic Community, today the European Union.

Laerte Setubal Filho
Graduated in civil engineering from the Escola Politécnica of the Universidade de São Paulo (USP) in 1949. A board member of Duratex since 1980, he currently holds the position of Vice-chairman and is also a member of the Conselho Superior de Comércio Exterior – COSCEX (Foreign Trade Council).
He has been manager of the Associação Comércio Exterior Brasil (Brazilian Foreign Trade Association - AEB), the Sociedade Brasileira de Silvicultura (Brazilian Forestry Society - SBS), the Instituto de Racionalização do Trabalho (Institute for More Rational Labor - IDORT), the  Instituto de Pesquisas e Estudos Florestais (Forestry Research Institute - IPEF), the Federação das Indústrias de São Paulo (São Paulo Federation of Industries - FIESP), Scania do Brasil S.A., Vidraria Santa Marina, Siemens S.A., Lion Empreendimentos, Sambra S.A., Caterpillar do Brasil and Eternit S.A.

Paulo Setubal Neto
Graduated in Industrial Engineering, with specialization in electrical engineering and electronics, at the Faculdade de Engenharia Industrial (1967/1971), Pontifícia Universidade Católica de São Paulo. MBA in Finance from the Faculdade Getúlio Vargas in 1974.
Member of the Board of Directors of Itaúsa since April 1999, Executive Officer from 1987 to 1991 and Executive Vice-president from 1991 to 1999.  Vice-chairman of the Board of Directors and President of Duratex since 2001.  Member of the Board of Directors and President of Itautec since 1997.  President of Elekeiroz since March 1993 and Vice-chairman of the Board of Directors since March 1993.
President of ABRASCA from 1982 to 1986 and Vice-president since 1986.  Advising director to FIESP from 1986 to September 2004 and Vice-president since September 2004.  Founding partner and member of the Board of Directors of IEDI – Instituto de Estudo do Desenvolvimento Industrial (Industrial Development Research Institute) since 1989.  Member of the Board of Directors of the São Paulo Modern Art Museum – MAM since January 1994.  President/Vice-president of SINDIFIBRA – Sindicato das Indústrias de Chapas de Fibra (Fiberboard Industry Association) since May 1995.  President/Vice-president of SINDICERAMICA – Sindicato da Indústria de Cerâmica Sanitária (Sanitary Vitreous Ceramics Industry Association) since September 1997.  Member of the Advisory Board of IPEI – Instituto de Pesquisas e Estudos Industriais (Industrial Research Institute) since 1998.  Founding member of the Board of Directors of the World Childhood Foundation/Brazilian Chapter since1999.  Member of the Board of IPEN – Instituto de Pesquisas Energéticas e Nucleares (Energy and Nuclear Research Institute) from 2003 to 2007.

See below the new structure of the Boards of Directors:

  Itaúsa
Board of Directors Chairman José Carlos Moraes Abreu Vice-chairmen Milú Villela Paulo Setubal Neto* Board members: Alfredo Egydio Arruda Villela Filho Alfredo Egydio Setubal	Board of Executive Officers President and Director-General Alfredo Egydio Arruda Villela Filho Executive Vice-presidents Jairo Cupertino Roberto Egydio Setubal Executive Officer Renato Roberto Cuoco

* Still to be appointed

Banco Itaú Holding Financeira

Board of Directors

Chairman
Carlos da Camara Pestana

Vice-chairmen
José Carlos Moraes Abreu (Honorary Chairman)
Alfredo Egydio Arruda Villela Filho
Roberto Egydio Setubal

Board members
Alcides Lopes Tápias
Alfredo Egydio Setubal
Fernão Carlos Botelho Bracher
Guillermo Alejandro Cortina
Gustavo Jorge L. Loyola
Henri Penchas
Persio Arida
Ricardo Villela Marino
Roberto Teixeira da Costa
Sergio Silva de Freitas
Tereza Cristina Grossi Togni

Duratex

Board of Directors

Chairman
Laerte Setubal Filho

Vice-chairmen
Alfredo Egydio A. Villela Filho
Paulo Setubal Neto

Board Members
A.C. Reuter
Jair Ribeiro da Silva Neto
Jairo Cupertino
Ricardo Egydio Setubal
Rodolfo Villela Marino

Itautec
Board of Directors

Chairman
Paulo Setubal Neto

Vice-chairmen
Rodolfo Villela Marino
Olavo Egydio Setubal Junior (*)

Board Members
Alfredo Egydio Arruda Villela Filho
Jairo Cupertino
Renato Roberto Cuoco

* Still to be appointed

Elekeiroz
Board of Directors

Chairman
Paulo Setubal Neto

Vice-chairman
Alfredo Egydio Arruda Villela Filho

Board Members
Cesar Calvo Huidobro
Olavo Egydio Setubal Junior
Raul Penteado de Oliveira Neto
Reinaldo Rubbi
Rodolfo Villela Marino

About Itaúsa
Itaúsa was created for the purpose of centralizing the financial and strategic decisions of a group of companies, leaving them freer to expand.  Today Itaúsa is the second largest private sector group in Brazil by revenues. It is active in the financial and industrial sectors, as well as supporting important institutions of a social nature. Itaúsa’s main subsidiaries are leaders in their respective fields of activity: Banco Itaú Holding Financeira and its subsidiaries Banco Itaú and Banco Itaú BBA in the financial sector, and Duratex, Itautec and Elekeiroz, leaders in their respective industrial sectors.    As a listed pure holding company, Itaúsa centralizes all financial and strategic decisions, in such a way as to leave the companies better able to dedicate themselves to their specific activities and expand their business reach.

About Banco Itaú Holding Financeira
Banco Itaú Holding Financeira S.A. (Itaú) is one of the largest banks in Latin America, with consolidated assets of R$343.9 billion, consolidated net worth of R$30.3 billion and a stock market capitalization of R$96.7 billion (June 30 2008).  It has 69,000 employees, close to 3,500 points of sale, more than 24,000 ATMs and 24 million customers.
Itaú is leader among Brazilian banks in the segments of high income individuals, private banking, credit cards, vehicle finance and corporate banking.  The large corporate segment is handled by Itaú BBA, considered one of the largest wholesale banks in Brazil.  Itaú Holding also has a strong international presence.  It owns entities strategically positioned in the Americas, Europe and Asia, giving it powerful synergies in its trade finance, eurobond distribution, structured finance and private banking operations.